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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Tech Electro Industries, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   0008782401
                                  -------------
                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
                     2121 Avenue of the Stars, 10th Floor,
                  Los Angeles, California 90067 (310) 203-8080
          -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 1998
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement

[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                             SCHEDULE 13-D

CUSIP No. 000 878-24-01                                        Page 2 of 7 Pages
___________________________________________________________________________
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person):

      WILLIAM KIM WAH TAN
___________________________________________________________________________
(2)   Check the Appropriate Box if a Member of a Group*
                                                            (a) [ ]
                                              N/A           (b) [ ]
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds*
      Not applicable
___________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):
                                              N/A
___________________________________________________________________________
(6)   Citizenship or Place of Organization:
      Malaysia
___________________________________________________________________________
Number of Shares      (7)  Sole Voting Power:        280,000 Shares of Common
Beneficially Owned                                   Stock (see response to
by Each Reporting                                    item 5(a))
Person With:
                      (8)  Shared Voting Power:      200,000

                      (9)  Sole Dispositive Power:   280,000 Shares of Common
                                                     Stock (see response to
                                                     item 5(a))

                     (10)  Shared Dispositive Power: 200,000
___________________________________________________________________________
(11)  Aggregate  Amount Beneficially Owned by Each Reporting Person:
      480,000  Shares of Common Stock (see response to Item 5(a))
___________________________________________________________________________
(12)  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

___________________________________________________________________________
(13)  Percent  of Class Represented by Amount in Row (11):
      11% (see response to Item 5(a))
___________________________________________________________________________
(14)  Type  of  Reporting  Person*
      IND
___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 000 878-24-01                                        Page 3 of 7 Pages


Item 1.           Security and Issuer.

                  Securities:
                  -----------
                  Common Stock, no par value ("Common Stock")



                  Issuer:  Tech Electro Industries, Inc.
                           4300 Wiley Post Road
                           Dallas, TX 75244-2131

Item 2.           Identity and Background.

                  Information as to the Reporting Person
                  --------------------------------------
                  Name:    William Kim Wah Tan


                  Address: c/o Wisma Stephens #12-08
                           Jalan Raja Chulan
                           50200 Kuala Lumpur, Malaysia

                  Principal Business:  Investor

                  (a) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

                  (b) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  Information as to Directors, Officers and Controlling Persons
                  -------------------------------------------------------------
                  Not applicable.

CUSIP No. 000 878-24-01                                        Page 4 of 7 Pages



                  (a)      Name:  N/A

                  (b)      Residence or Business Address:  N/A

                  (c)      Occupation:  N/A

                  (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.



Item 3.           Source and Amount of Funds or Other Consideration.

                  The Reporting person purchased 5,000 shares of Common Stock off the open market through a broker. The price of the stock was $1 1/16.

                  The remaining securities of 10,000 shares of Common Stock represent securities obtained by Placement & Acceptance, Inc., a British Virgin Islands corporation of which the Reporting Person is a director, officer, and equity-holder and which has previously reported ownership on Schedule 13D. The shares were obtained from the open market at the price $1 1/16.

Item 4.           Purpose of Transaction.

                  The Reporting Person purchased the shares as an investment, depending in all cases on the result of the Reporting Person's analysis of the business and operations of the Issuer, and has no specific plans to influence the operations of the Issuer.


Item 5.           Interest in Securities of Issuer.

                  (a) The Reporting Person directly holds 180,000 shares of Common Stock and options to acquire 100,000 shares of Common Stock. In addition the Reporting person, through his affiliation with Placement and Acceptance, Inc., holds 85,000 shares of common stock and options to acquire 100,000 shares of common stock, and 5,000 Units, each consisting of one share of Common Stock and one share of Series A Preferred Stock. Based on public filings of the Issuer, the Reporting person believes this sum represents 11% of the Common Stock of the Issuer outstanding as of October 29, 1998.

CUSIP No. 000 878-24-01                                        Page 5 of 7 Pages



                           In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13d promulgated thereunder, the Reporting Person has reported all its ownership interest based on both shares of Common Stock directly owned by the
                           Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                  (b) The Reporting Person has sole voting and investment power over the Common Stock and options held directly by the Reporting Person, and shared voting and investment power over the Options and Units held by the Reporting Person.

                  (c) All transactions in the securities of the Issuer during the past sixty days other than those reported herein are reported in Exhibit A hereto.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  The Reporting Person is a director and officer of the Issuer. There is no agreement or understanding as to the compensation or tenure of the Reporting Person in those capacities.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in the shares of the Issuer
                                    within sixty days prior to filing
                                    Schedule 13D

CUSIP No. 000 878-24-01                                        Page 6 of 7 Pages



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 29, 1998                              /s/ WILLIAM KIM WAH TAN
----------------                              -----------------------
Date                                          William Kim Wah Tan

CUSIP No. 000 878-24-01                                        Page 7 of 7 Pages



                                    Exhibit A

                            Transactions in Shares of
                               Issuer's Securities

                                      None